Exhibit 1.01

Concurrent Computer Corporation

Conflict Minerals Report for Calendar Year 2016

Based on the results of the Company’s RCOI, the Company has determined that it does have a reason to believe that certain necessary Conflict Minerals contained in some of our Completed Products originated in the DRC.

Information Concerning Due Diligence

The Company exercised due diligence on the source and chain of custody of certain necessary Conflict Minerals contained in some of our Completed Products, as required by Rule 13-p1.

Specifically, several suppliers furnished details at a company-wide level regarding: (1) the facilities used to process certain necessary Conflict Minerals contained in some of our Completed Products; (2) the country of origin of certain necessary Conflict Minerals contained in some of our Completed Products; and (3) efforts to determine the mine or location of origin of certain necessary Conflict Minerals contained in some of our Completed Products.

Information Concerning Processing Facilities and Country of Origin

Based on the fact that several suppliers that furnished facility details did so at a company-wide level, we are unable to determine whether any of the facilities reported by each of the suppliers sourced the conflict minerals that were contained in components or parts supplied to us, or to validate that any of these facilities are actually in our supply chain. We have therefore elected not to present the unvalidated facilities in this report.

Continuing Efforts

We have established a program to evaluate our supplier relationships to ensure continued compliance with our Statement on Conflict Minerals and mitigate the risk that any necessary conflict minerals contained in our Completed Products benefit armed groups in the DRC.  We are committed to continuously improving these efforts.